MERILUS, INC.

44 West Broadway, #1850

 Salt Lake City, Utah 84101

November 23, 2009

Tia Jenkins

Brian Bhandari

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Health Care Services

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

100 F. Street, N.E.

Washington, D.C. 20549

Re:

Merilus, Inc.

File No. 000-28475

Dear Mr. Jenkins and Bhandari:

To assist the staff of the Commission in completing its review of the above referenced filing, the comments from your comment letter dated November 13, 2009, are quoted below and are followed in each case by the Company’s response thereto.

Section 302 Certifications

Comment No. 1

We note your Section 302 certifications do not comply with Item 601(31) of Regulation S-K in the following respects:

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Replace the word “annual report” with “Report” in paragraphs 2 and 3

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The head note to paragraph 5 do not provide the language required by 601(31) of Regulation S-K

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Paragraphs 4(a), 4(c), and 5(a) do not provide the exact language required by Item 601(31) of Regulation S-K.

Please confirm to us in future Exchange Act filings you will revise your Section 302 certifications to address the issues noted above.

Response

We have amended the certification as requested and filed with the amended 10K.  Also, we will continue to use the revised language in the future.

Tia Jenkins

Brian Bhandari

United States Securities and Exchange Commission

Division of Corporate Finance

November 23, 2009

Additionally, the Company acknowledges that:

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the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

If you have further questions or need additional information, please let me know.

Sincerely,

Merilus, Inc.

/s/ Alex Demitriev

Alex Demitriev, CEO